Exhibit 21	Subsidiaries of the Registrant

Name	State of Organization

Bobby's Novelty, Inc.	Texas

Broadstreets Cabaret, Inc.	Texas

Citation Land LLC	Texas

Joint Ventures, Inc.	Texas

Peregrine Enterprises, Inc	New York

RCI Billing, Inc.	Texas

RCI Dating Services, Inc.	Texas

RCI Debit Services, Inc.	Texas

RCI Entertainment (Austin), Inc.	Texas

RCI Entertainment (Ft. Worth), Inc.	Texas

RCI Entertainment (Minnesota), Inc.	Minnesota

RCI Entertainment (New York), Inc.	New York

RCI Entertainment (North Carolina), Inc.	North Carolina

RCI Entertainment (San Antonio), Inc.	Texas

RCI Entertainment Texas, Inc.	Texas

RCI Holdings, Inc.	Texas

RCI Internet Holding, Inc.	Texas

RCI Internet Services, Inc.	Texas

Spiros Partners Ltd.	Texas

SRD Vending Company	Texas

Tantra Dance, Inc.	Texas

Tantra Parking, Inc.	Texas

Texas S&I, Inc.	Texas

Top Shelf LLC	North Carolina

Trumps Inc.	Texas

XTC Cabaret, Inc.	Texas